Exhibit 99.2

HANOVER FOODS CORPORATION
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER
Adopted August 25, 2004

This Nominating and Corporate Governance Committee Charter (the “Charter”) has been adopted by the Board of Directors (the “Board”) of Hanover Foods Corporation (the “Company”).

Purpose

The Nominating and Corporate Governance Committee (the “Committee”) of the Board is responsible for developing and recommending to the Board a set of corporate governance policies for the Company, establishing criteria for selecting new directors, and identifying, screening and recruiting new directors. The Committee will also recommend to the Board nominees for directors and for committee membership.

Composition

The Committee shall be comprised of three or more members, all of whom must qualify as independent directors (“Independent Directors”) under the Corporate Governance Rules of The Nasdaq Stock Market, Inc. (“NASDAQ”).

Notwithstanding this independence requirement, if the Committee is comprised of at least three members, one director, who is not independent as defined in Rule 4200 of the NASDAQ Corporate Governance Rules, and is not a current officer or employee of the Company or a Family Member (as defined in Rule 4200 of the NASDAQ Corporate Governance Rules) of such person, may be appointed to the Committee if the Board, under exceptional and limited circumstances, determines that such individual’s membership on the committee is required by the best interests of the Company and its shareholders, and the Board discloses, in the next annual meeting proxy statement subsequent to such determination (or in Form 10-K if the Company does not file a proxy statement), the nature of the relationship and the reasons for the determination. A member appointed under this exception may not serve longer than two years.

The Committee members shall be appointed by the Board. The Board shall appoint one member of the Committee as chairperson. The chairperson shall be responsible for leadership of the Committee, including overseeing the agenda, presiding over the meetings and reporting to the Board. If the Committee chairperson is not present at a meeting, the remaining members of the Committee may designate an acting chairperson.

A member shall promptly notify the Committee and the Board if the member is no longer an Independent Director and such member shall be removed from the Committee unless the Board determines that an exception to the Independent Director requirement is available under the NASDAQ Corporate Governance Rules with respect to such member’s continued membership on the Committee.

Meetings and Procedures

Unless specified otherwise in the Company’s Charter, Bylaws and applicable state law, the following shall apply:

•	The Committee shall fix its own rules of procedure, which shall be consistent with the Bylaws of the Company and this Charter.

•	The Committee shall meet at least annually and more frequently as circumstances require.

•	The chairperson of the Committee or a majority of the members of the Committee may call special meetings of the Committee.

•	The chairperson, in consultation with other members of the Committee, shall set the length of each meeting and the agenda of items to be addressed at each meeting and shall circulate the agenda to each member of the Committee in advance of each meeting.

•	A majority of the members of the Committee shall constitute a quorum.

•	The Committee may request that any directors, officers or employees of the Company, or other persons whose advice and counsel are sought by the Committee, attend any meeting of the Committee and/or provide such pertinent information as the Committee requests, except that no director of the Company shall participate in discussions or attend any portion of a meeting of the Committee at which that director’s recommendation for nomination or committee selection is being discussed.

•	The Committee shall keep written minutes of its meetings, which minutes shall be maintained by the Company with the books and records of the Company. The chairperson may designate an officer or employee of the Company to serve as secretary to the Committee.

Responsibilities and Duties of the Committee

The Committee has the following duties and responsibilities:

Selection of Director Nominees and Committee Membership

•	Determine what types of backgrounds are needed to help strengthen and balance the Board and establish the process for identifying and evaluating nominees for director, including but not limited to establishing criteria for selecting new directors.

•	Determine the minimum qualifications that must be met by the Committee recommended candidates.

•	Conduct background and qualifications checks of persons the Committee wishes to recommend to the Board as candidates or to fill vacancies.

•	Conduct director evaluations prior to recommendation of incumbent directors for election.

•	Recommend to the Board the slate of nominees of directors to be proposed for election at the shareholders’ meeting and recommend to the Board individuals to be considered by the Board to fill vacancies. Approvals should follow a review by the Committee of the performance and contribution of fellow directors as well as the qualifications of proposed new directors.

•	Recommend to the Board those directors to be selected for membership on the various Board committees. Recommendations should consider the qualifications for membership on each committee, whether the candidate will be able to devote the requisite time to the Committee, the extent to which there should be a policy of periodic rotation of directors among the committees, and any limitations on the number of consecutive years a director should serve on any one Board committee.

•	Recommend director and committee member/chair compensation for those directors who are not also salaried officers of the Company to the board.

•	Establish policies regarding the consideration of director candidates recommended by shareholders.

•	Establish procedures to be followed by shareholders in submitting recommendations for director candidates.

Development and Implementation of Policies Regarding Corporate Governance Matters

•	Recommend to the Board policies to enhance the Board’s effectiveness, including with respect to the distribution of information to Board members, the size and composition of the Board, and the frequency and structure of Board meetings.

•	Develop and review periodically, and at least annually, the corporate governance policies of the Company to ensure that they are appropriate for the Company and that policies of the Company comply with applicable laws, regulations and listing standards, and recommend any desirable changes to the Board.

•	Consider any other corporate governance issues that arise from time to time, and recommend appropriate actions to the Board.

•	Assist management in the review of director and officer liability insurance requirements and the alternative methods available for satisfying them.

Other Matters

•	Report to the Board.

•	Perform such other duties and responsibilities as may be assigned to the Committee, from time to time, by the Board.

Investigations and Studies; Outside Advisors

The Committee may conduct or authorize investigations into or studies of matters within the scope of the Committee’s duties and responsibilities, and may retain, at the Company’s expense, such experts and other professionals as it deems necessary. The Committee shall have the sole authority to retain or terminate any search firm to be used to identify and evaluate director candidates, including sole authority to approve the search firm’s fees and other retention terms, such fees to be borne by the Company.